SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Under the Securities Exchange Act of 1934
SCHEDULE 13D
(Rule 13d-101)
Information To Be Included In Statements Filed Pursuant To Rule 13d-1(A) And
Amendments Thereto Filed Pursuant To Rule 13d-2(A)
(Amendment No. 1)*
Ideation Acquisition Corp.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
451665 10 3

(CUSIP Number)
Ideation Acquisition Corp.
1990 S. Bundy Blvd., Suite 620
Los Angeles, CA 90025

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 6, 2008

(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	451665 10 3	Page	2	of	6

1	NAMES OF REPORTING PERSONS Phillip Frost, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,133,800

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,133,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,133,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

SCHEDULE 13D

CUSIP No.	451665 10 3	Page	3	of	6

1	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,133,800

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,133,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,133,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

SCHEDULE 13D

CUSIP No.	451665 10 3	Page	4	of	6
     This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on December 6, 2007 (the “Original Schedule 13D”) by Phillip Frost, M.D. and Frost Gamma Investments Trust (“Gamma Trust”) (collectively, the “Reporting Persons”). This Amendment is filed pursuant to the Joint Filing Agreement as executed by the Reporting Persons (Exhibit 99.1 to the Original Schedule 13D is hereby incorporated by this reference.)

Item 3.	Source and Amount of Funds or Other Consideration.
     Item 3 is amended by adding the following paragraph to the end of the item:
     Gamma Trust acquired an aggregate of 154,800 Shares of Common Stock, for investment purposes, in three separate transactions on October 2, 2006 and October 6, 2008 as follows: (1) 4,800 shares on October 2, 2008 at $6.81 per share, (2) 100,000 shares on October 6, 2008 at $6.85 per share, and (3) 50,000 shares on October 6, 2008 at $6.75 per share. The source of funds used in all three transactions consists of working capital of Gamma Trust.

Item 5.	Interest in Securities of the Issuer.
     Item 5 is deleted in its entirety and replaced with the following text:
     (a) Each of the Reporting Persons is the beneficial owner of 3,133,800 shares of Common Stock of the Issuer. This figure includes the right to acquire 1,470,000 shares of Common Stock pursuant to 1,470,000 Warrants held by the Reporting Persons each convertible into one share of Common Stock. Each of the reporting persons is the beneficial owner of 22.4% of the Issuer’s Common Stock. The percentage of beneficial ownership is based upon 13,970,000 shares of Common Stock outstanding as of October 14, 2008, including the 1,470,000 shares of Common Stock which the Reporting Persons have the right to acquire pursuant to the Warrants.
     (b) Each Reporting person has the shared power to vote or direct to vote and the shared power to dispose or direct the disposition of 3,133,800 shares of Common Stock of the Issuer. The securities discussed above are owned of record by Gamma Trust, of which Dr. Frost is the trustee. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Accordingly, solely for purposes of reporting beneficial ownership of such shares pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, each of the Reporting Persons may be deemed to be the beneficial owner of the shares held by any other Reporting Person.
     The filling of this statement shall not be construed as an admission that either of the Reporting Persons is, for the Purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by the statement.

SCHEDULE 13D

CUSIP No.	451665 10 3	Page	5	of	6
     (c) Transactions in the Issuer’s securities effected by the Reporting Persons:

Transaction Date	Quantity of Securities	Type of Transaction	Price Per Security

10/02/08	4,800 Shares of Common Stock	Open Market Purchase	$6.81 per Share
10/06/08	100,000 Shares of Common Stock	Open Market Purchase	$6.85 per Share
10/06/08	50,000 Shares of Common Stock	Open Market Purchase	$6.75 per Share
     (d)-(e) Not applicable.

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2008	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

FROST GAMMA INVESTMENTS TRUST
Dated: October 14, 2008	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Trustee